UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2018.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART PUERTO RICO 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart Puerto Rico 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2018 and 2017, and for the year ended January 31, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart Puerto Rico 401(k) Plan (the Plan) as of January 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended January 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended January 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
July 19, 2018

Walmart Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2018	2017
Assets
Cash	$-	$98,899
Investments, at fair value	130,821,177	121,398,327
Notes receivable from participants	15,973,881	16,825,493
Due from broker	41,240	-
Accrued investment income	6,214	-
Total assets	146,842,512	138,322,719

Liabilities
Accrued expenses	118,536	98,945

Net assets available for benefits	$146,723,976	$138,223,774
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2018
Additions
Investment income:
Net appreciation in fair value of investments	$30,344,773
Interest and dividends	739,637
Net investment income	31,084,410

Interest income on notes receivable from participants	695,933

Contributions:
Company	6,169,567
Participant	6,741,386
Total contributions	12,910,953

Other, net	27,469
Total additions	44,718,765

Deductions
Benefits paid to participants	35,729,954
Administrative expenses	369,799
Fees on notes receivable from participants	118,810
Total deductions	36,218,563

Net increase	8,500,202

Net assets available for benefits:
Beginning of year	138,223,774

End of year	$146,723,976
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Notes to Financial Statements
January 31, 2018
1. Description of the Plan
Walmart Inc., formerly Wal-Mart, Stores, Inc., ("Walmart" or the "Company") sponsors the Walmart Puerto Rico 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation and the investment policy (except for day-to-day administration of the Plan) is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. The administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title.
Banco Popular de Puerto Rico ("Trustee") is the Plan's trustee and The Northern Trust Company ("Northern Trust Company" or the "Custodian") is the custodian. The Trustee remits all contributions received from the Company to Northern Trust Company who invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. Northern Trust Company has entered into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, as the sub-custodian of the Plan for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) will receive a Company matching contribution. The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2018, other than a qualified non-elective contribution to assist the Plan in satisfying nondiscrimination testing. All contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code of 2011 ("Puerto Rico Code").

Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contribution, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested Profit Sharing contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to generally a maximum of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' elective deferrals, and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Commonwealth of Puerto Rico's Department of Treasury ("Treasury"). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Custodian to invest any portion of his or her elective deferrals, rollover contributions, Company matching contributions, and qualified non-elective contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2018, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time at the option level.
A participant may direct the Custodian to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Custodian as determined by the Benefits Investment Committee.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Participant contributions are accrued for payperiods ended prior to the Plan's year-end. Company contributions are recorded when paid to the Plan. Walmart Puerto Rico contributions to the Plan related to the Plan Year ended January 31, 2018, were paid throughout the Plan Year. Certain reclassifications have been made to previous fiscal year amounts presented in investment disclosures, to conform to the presentation in the current fiscal year. These reclassifications do not impact net assets available for benefits.
Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Custodian. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Related fees are recorded as fees on notes receivable from participants and are recorded when earned. No allowances for credit losses have been recorded as of January 31, 2018 and 2017. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Benefit Payments
Benefit payments are recorded when paid. There were benefits in the amount of $4,051,112, requested before year-end that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in fees on notes receivable from participants. Investment related expenses that are indirect are included in net appreciation of fair value of investments and direct expenses are included in administrative expenses.

3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2018 and 2017. During the year ended January 31, 2018, there were no transfers of financial instruments into or out of Level 1 or Level 2. The Plan had no Level 3 measurements during the year ended January 31, 2018 or 2017. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalents - Valued at amortized cost, which approximates fair value.
Mutual funds - Valued at quoted market prices on the last business day of the Plan year.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
103-12 Investment Entity - Stated at fair value as determined by the issuer of the fund on the fair market value of the underlying investments, which is valued at NAV as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of January 31:

	Fair Value Measurements as of January 31, 2018
	Level 1	Total
Walmart Inc. equity securities	$17,366,419	$17,366,419
Common stocks	8,219,462	8,219,462
Cash equivalents	2,002,613	2,002,613
Mutual funds	9,642,988	9,642,988
Total assets in the fair value hierarchy	$37,231,482	37,231,482
Investments measured at NAV*		93,589,695
Total investments at fair value		$130,821,177

	Fair Value Measurements as of January 31, 2017
	Level 1	Total
Walmart Inc. equity securities	$12,389,280	$12,389,280
Common stocks	6,812,845	6,812,845
Mutual funds	7,470,045	7,470,045
Total assets in the fair value hierarchy	$26,672,170	26,672,170
Investments measured at NAV*		94,726,157
Total investments at fair value		$121,398,327

*In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the statements of net assets available for benefits.
4. Investments Measured Using NAV per Share as a Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan:

	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
Investments	2018	2017
Collective investment trusts/collective trust funds	$90,879,559	$92,625,304	N/A	Daily	N/A
103-12 investment Entity	2,710,136	2,100,853	N/A	Daily	N/A
Total investments measured at NAV	$93,589,695	$94,726,157

5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by The Northern Trust Company, Merrill Lynch & Company, and other companies that provide investment management services to the Plan. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company. Because Walmart is the sponsor of the Plan, transactions involving Company stock qualify as party-in-interest transactions.
6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of the Puerto Rico Code and ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
7. Tax Status
The Plan has received a determination letter from the Treasury dated June 29, 2016, stating that the Plan is qualified under Sections 1165(a) of the Puerto Rico Internal Revenue Code of 1994 and Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Treasury in order to preserve the Plan's tax favored qualification. Although the Plan has been amended since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
8. Risks and Uncertainties
The Custodian holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2018	2017
Net assets available for benefits per the financial statements	$146,723,976	$138,223,774
Less: Benefits payable per the Form 5500	(4,051,112)	(52,236)
Net assets available for benefits per the Form 5500	$142,672,864	$138,171,538
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended January 31, 2018:

Net increase in net assets available for benefits per the financial statements	$8,500,202
Less: Benefits payable per the Form 5500 at January 31, 2018	(4,051,112)
Add: Benefits payable per the Form 5500 at January 31, 2017	52,236
Net increase per the Form 5500	$4,501,326
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart Puerto Rico 401(k) Plan
EIN #71-0415188, Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2018

(a)	(b) Identity of issuers, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$17,366,419

	Common Stocks
	2U Inc.	Common Stock	**	27,481
	A.O. Smith Corp	Common Stock	**	68,315
	Actuant Corp.	Common Stock	**	23,165
	Adtalem Global Education Inc.	Common Stock	**	20,884
	AGCO Corp.	Common Stock	**	30,935
	Alaska Air Group Inc.	Common Stock	**	37,795
	Albany International Corp.	Common Stock	**	31,725
	Albemarle Corp.	Common Stock	**	85,143
	Alexandria Real Estate Equities Inc.	Common Stock	**	64,590
	Allete Inc.	Common Stock	**	70,629
	Alliant Energy Corp.	Common Stock	**	79,262
	Allison Transmission Holdings Inc.	Common Stock	**	34,330
	AMC Entertainment Holdings Inc.	Common Stock	**	6,157
	Amdocs Ltd.	Common Stock	**	77,770
	Arthur J. Gallagher & Co.	Common Stock	**	99,064
	ASGN Inc.	Common Stock	**	50,153
	Atlas Air Worldwide Holdings Inc.	Common Stock	**	37,270
	Barnes Group Inc.	Common Stock	**	28,092
	Beacon Roofing Supply Inc.	Common Stock	**	44,165
	Black Knight Inc	Common Stock	**	37,125
	Blackhawk Network Holdings Inc	Common Stock	**	44,995
	Booz Allen Hamilton Holding Corp	Common Stock	**	81,494
	Brandywine Realty Trust	Common Stock	**	74,272
	Cable One Inc.	Common Stock	**	88,254
	Caesarstone Ltd.	Common Stock	**	18,550
	Callidus Software Inc.	Common Stock	**	42,995
	Canada Goose Holdings Inc.	Common Stock	**	26,847
	Carlisle Companies Inc.	Common Stock	**	33,464
	Centennial Resource Development Inc.	Common Stock	**	45,923
	Cerus Corp.	Common Stock	**	67,695
	Chegg Inc.	Common Stock	**	78,997
	Chemical Financial Corp	Common Stock	**	146,784
	Churchill Downs Inc.	Common Stock	**	55,944
	Circor International Inc.	Common Stock	**	34,780
	Coherent Inc.	Common Stock	**	46,973
	Columbia Sportswear Co.	Common Stock	**	44,802
	Comfort Systems USA Inc.	Common Stock	**	45,113
	Cooper Companies Inc.	Common Stock	**	53,583

CoStar Group Inc.	Common Stock	**	55,724
Crane Co.	Common Stock	**	45,373
Curtis-Wright Corp	Common Stock	**	94,729
Dave & Buster's Entertainment Inc.	Common Stock	**	22,842
Diamondback Energy Inc.	Common Stock	**	86,595
Dycom Industries Inc.	Common Stock	**	57,770
Eagle Materials Inc.	Common Stock	**	97,708
Edgewell Personal Care Co.	Common Stock	**	25,576
Electronics for Imaging Inc.	Common Stock	**	52,690
Energizer Holdings Inc.	Common Stock	**	73,474
Everest Re Group Ltd.	Common Stock	**	63,195
Evolent Health Inc.	Common Stock	**	64,634
Exact Sciences Corp	Common Stock	**	94,847
Extended Stay America Inc.	Common Stock	**	31,780
FLIR Systems Inc.	Common Stock	**	62,886
Gartner Inc.	Common Stock	**	43,981
Genpact Ltd.	Common Stock	**	42,425
Gibraltar Industries Inc.	Common Stock	**	38,028
GoDaddy Inc.	Common Stock	**	54,788
Gogo Inc.	Common Stock	**	38,358
Great Western Bancorp Inc.	Common Stock	**	41,096
Green Dot Corp	Common Stock	**	36,205
Hanesbrands Inc.	Common Stock	**	61,728
Helen of Troy Ltd.	Common Stock	**	52,723
Home BancShares Inc.	Common Stock	**	101,514
Hubbell Inc.	Common Stock	**	70,014
Hudson Pacific Properties Inc.	Common Stock	**	68,736
Huntington Ingalls Industries Inc.	Common Stock	**	42,995
ICU Medical Inc.	Common Stock	**	20,606
Idacorp Inc.	Common Stock	**	83,260
Imperva Inc.	Common Stock	**	27,694
Infinera Corp	Common Stock	**	27,595
Inphi Corp.	Common Stock	**	53,169
Interface Inc.	Common Stock	**	20,709
InterXion Holding NV	Common Stock	**	122,614
J&J Snack Foods Corp	Common Stock	**	38,071
j2 Global Inc.	Common Stock	**	32,476
KapStone Paper And Packaging Corp	Common Stock	**	21,096
Kemper Corp	Common Stock	**	56,744
Knight-Swift Transportation Holdings Inc.	Common Stock	**	52,977
Korn/Ferry International	Common Stock	**	57,393
LendingTree Inc.	Common Stock	**	34,210
Ligand Pharmaceuticals Inc.	Common Stock	**	44,291
Littelfuse Inc.	Common Stock	**	69,549
Live Nation Entertainment Inc.	Common Stock	**	40,779
LKQ Corp	Common Stock	**	45,645
LogMeIn Inc.	Common Stock	**	112,465
Luminex Corp	Common Stock	**	34,949
Marcus & Millichap Inc.	Common Stock	**	23,704
Maxar Technologies Ltd.	Common Stock	**	31,646
Maximus Inc.	Common Stock	**	55,021
MaxLinear Inc.	Common Stock	**	119,537
Methode Electronics Inc.	Common Stock	**	51,063

MKS Instruments Inc.	Common Stock	**	48,593
National General Holdings Corp	Common Stock	**	35,495
National Vision Holdings Inc.	Common Stock	**	16,782
Nevro Corp	Common Stock	**	34,432
Nomad Foods Ltd.	Common Stock	**	54,528
NuVasive Inc.	Common Stock	**	28,345
OSI Systems Inc.	Common Stock	**	71,300
Owens-Corning Inc.	Common Stock	**	56,712
Pacira Pharmaceuticals Inc.	Common Stock	**	61,989
Parsley Energy Inc.	Common Stock	**	27,116
Party City Holdco Inc.	Common Stock	**	20,837
Pentair PLC	Common Stock	**	60,775
PerkinElmer Inc.	Common Stock	**	129,298
Physicians Realty Trust	Common Stock	**	50,123
Planet Fitness Inc.	Common Stock	**	36,832
PolyOne Corp	Common Stock	**	47,284
Power Solutions International Inc.	Common Stock	**	12,810
Premier Inc.	Common Stock	**	51,920
Proofpoint Inc.	Common Stock	**	29,382
PVH Corp	Common Stock	**	41,561
Quotient Technology Inc.	Common Stock	**	61,490
Raymond James Financial Inc.	Common Stock	**	58,991
Red Robin Gourmet Burgers Inc.	Common Stock	**	27,905
Renasant Corp	Common Stock	**	57,068
Retail Properties of America Inc.	Common Stock	**	40,368
REV Group Inc.	Common Stock	**	34,761
RPM International Inc.	Common Stock	**	40,455
RSP Permian Inc.	Common Stock	**	67,456
Saia Inc.	Common Stock	**	41,326
Sarepta Therapeutics Inc.	Common Stock	**	104,143
Sensient Technologies Corp	Common Stock	**	35,566
Signature Bank	Common Stock	**	71,918
SM Energy Co.	Common Stock	**	34,488
South State Corp	Common Stock	**	35,440
Stag Industrial Inc.	Common Stock	**	82,594
STERIS PLC	Common Stock	**	75,555
Summit Materials Inc.	Common Stock	**	53,293
Synchronoss Technologies Inc.	Common Stock	**	43,649
Teleflex Inc.	Common Stock	**	84,992
Teligen Inc.	Common Stock	**	17,489
Tenneco Inc.	Common Stock	**	32,660
Tetra Tech Inc.	Common Stock	**	30,019
The Medicines Co.	Common Stock	**	46,183
The Middleby Corp	Common Stock	**	57,911
Toll Brothers Inc.	Common Stock	**	37,217
Trimble Inc.	Common Stock	**	52,964
Twilio Inc.	Common Stock	**	34,742
Vail Resorts Inc.	Common Stock	**	65,131
Vasco Data Security International Inc.	Common Stock	**	43,949
WageWorks Inc.	Common Stock	**	62,427
Webster Financial Corp	Common Stock	**	31,367
Western Alliance Bancorp	Common Stock	**	110,867
WEX Inc.	Common Stock	**	41,489

	Wintrust Financial Corp	Common Stock	**	111,670
	WNS Holdings Ltd.	Common Stock	**	86,919
	Woodward Inc.	Common Stock	**	38,760
	World Wrestling Entertainment Inc.	Common Stock	**	50,833
	Worldpay Inc.	Common Stock	**	36,943
	WPX Energy Inc.	Common Stock	**	73,650
	Wright Medical Group Inc.	Common Stock	**	41,542
	XPO Logistics Inc.	Common Stock	**	74,796
	Zayo Group Holdings Inc.	Common Stock	**	87,052
	Zions Bancorp	Common Stock	**	100,118
	Total Other Common Stock			8,219,462

	Cash Equivalent
*	Merrill Lynch Bank Deposit	Cash Equivalent	**	2,002,613

	Mutual Funds
	American Funds	American Europacific Growth R6	**	4,092,990
*	Northern Trust Company	Northern Institutional U.S. Government Select Portfolio	**	306,948
	PIMCO	All Asset Class Institutional	**	5,243,050
	Total Mutual funds			9,642,988

	Collective Investment Trusts/Collective Trust Funds
	BlackRock Institutional Trust Company, N.A.	Government Short Term Investment Fund	**	742,080
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund Class F	**	21,954,519
	BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund Class F	**	272,347
	BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund Class F	**	631,964
	BlackRock Institutional Trust Company, N.A.	US Debt Index Non Lendable Fund Class F	**	1,720,560
	BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund Class F	**	14,769,759
	BlackRock Institutional Trust Company, N.A.	Russell 1000 Defensive Index Non-Lendable Fund Class F	**	778,426
	BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund Class F	**	690,573
	Boston Partners Trust Company	Large Cap Value Equity Fund	**	652,611
	Global Trust Company	AQR Emerging Equities Collective Investment Fund Class C	**	1,395,391
	Global Trust Company	Harding Loevner Emerging Markets Collective Investment Fund	**	1,376,217
	Invesco Trust Company	Invesco Equity Global Real Estate Securities Trust	**	4,351,348
	JP Morgan Chase Bank, N.A.	JPMCB Short Duration Bond Fund	**	3,314,747
	Loomis Sayles Trust Company, LLC	Loomis Sayles Core Disciplined Alpha Fund	**	2,888,720
*	The Northern Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	6,808,816
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	2,894,730
	Principal Global Investors Trust Company	Global Property Securities Fund	**	4,384,760
	Prudential Trust Company	Prudential Core Plus Bond Fund	**	2,811,860
	SEI Trust Company	AEW Global Properties Trust Fund Class L	**	2,894,221
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	702,116
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	4,012,751
	SEI Trust Company	Gresham DJF Collective Investment Fund	**	1,192,106
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	1,789,978
	SEI Trust Company	Nuveen Global Infrastructure Fund	**	1,395,852

SEI Trust Company	Ivy Investments Large Cap Growth CIT	**	670,938
The Goldman Sachs Trust Company, N.A	The Goldman Sachs Collective Trust Core Plus Fixed Income Fund	**	2,815,856
Wellington Trust Company, NA	Wellington Trust Company, NA CIF II Commodities Portfolio	**	2,966,313
Total Collective Investment Trusts/Collective Trust Funds			90,879,559

103-12 Investment Entity
Mondrian Investment Partners Limited	Mondrian Wal-Mart Focused International Equity Fund	**	2,710,136
Total Investments			$130,821,177

Notes Receivable from participants	Loans to participants, interest rates ranging from 4.5% to 5.5% with various maturities		$15,973,881

* Party-in-interest
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart Puerto Rico 401(k) Plan

Date: July 19, 2018	By:	/s/ Adam Stavisky
Adam Stavisky
Senior Vice President, US Benefits, Global People
Walmart Inc.